Sun Life Financial Reports First Quarter 2014 Results

TORONTO - (May 6, 2014) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF)

The information contained in this document concerning the first quarter of 2014 is based on the unaudited interim financial results of Sun Life Financial Inc. for the period ended March 31, 2014. Sun Life Financial Inc., together with its subsidiaries and joint ventures, are collectively referred to as "the Company", "Sun Life Financial", "we", "our" and "us". Unless otherwise noted, all amounts are in Canadian dollars. Beginning in the first quarter of 2014, we are reporting underlying net income (loss)[1] to assist in explaining our underlying business performance. This measure replaces operating net income (loss) excluding the net impact of market factors that was reported in prior quarters.

First Quarter 2014 Financial Highlights

- Operating net income from Continuing Operations[2] of $454 million or $0.74 per share[1], compared to $448 million or $0.75 per share in the first quarter of 2013. Reported net income from Continuing Operations of $400 million or $0.65 per share, compared to $410 million or $0.68 per share in the same period last year
  - Underlying net income from Continuing Operations of $440 million or $0.72 per share[1] in the first quarter of 2014, compared to $385 million or $0.64 per share in the first quarter of 2013
- Results this quarter continue to build on the momentum from 2013 with business and sales growth across the Company
- Operating return on equity[1] ("ROE") of 12.0% and underlying ROE[1] of 11.6% in the first quarter of 2014, compared to operating ROE of 15.8% in the first quarter of 2013 based on the Combined Operations[2]
- Quarterly dividend of $0.36 per share
- Minimum Continuing Capital and Surplus Requirements for Sun Life Assurance Company of Canada of 221%

"Sun Life reported strong underlying results in the first quarter with a 14% increase in underlying net income to $440 million compared to the same period last year, reflecting growth across our four strategic pillars," Dean Connor, President and CEO, Sun Life Financial said. "Our investments in organic growth across all four pillars are delivering results, with double-digit growth in insurance and wealth sales and record levels of assets under management."

Reported net income from Continuing Operations was $400 million in the first quarter of 2014, compared to $410 million in the first quarter of 2013. The following table sets out our operating net income from Continuing Operations and underlying net income from Continuing Operations for the first quarters of 2014 and 2013.

($ millions, after-tax)	Q1'14	Q1'13
Operating net income	**454**	448
Market related impacts	**(26)**	51
Assumption changes and management actions	**40**	12
Underlying net income	**440**	385

The Board of Directors of Sun Life Financial Inc., today declared a quarterly shareholder dividend of $0.36 per common share, maintaining the current quarterly dividend.

"In Canada, individual insurance sales grew 38% and individual wealth sales increased 30%, compared to the same period last year, reflecting growing distribution power in our Individual Insurance & Wealth division," Connor said. "Our Canadian operations increased the size of the Career Sales Force in the past year and is rapidly growing both insurance and wealth sales through wholesale channels."

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[1] Operating net income (loss) and financial information based on operating net income (loss), such as operating earnings (loss) per share, operating ROE (Combined Operations), underlying net income (loss), underlying earnings (loss) per share and underlying ROE, are not based on International Financial Reporting Standards. All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated. Beginning this quarter we are disclosing underlying net income (loss), which replaces operating net income (loss) excluding the net impact of market factors that was reported in prior quarters. See Use of Non-IFRS Measures.

[2] Effective August 1, 2013 we completed the sale of our U.S. annuities business and certain of our U.S. life insurance businesses. As a result of this transaction, we have defined this business as "Discontinued Operations", the remaining operations as "Continuing Operations", and the total Discontinued Operations and Continuing Operations as "Combined Operations".

"Our Canadian Group Benefits and Group Retirement Services businesses solidified their #1 positions in their respective markets this quarter with both strong sales and strong client retention results."

"MFS delivered another outstanding quarter with operating net income of US$133 million, a 33% increase compared to the same period last year. Strong sales and excellent performance combined to increase assets under management to a record US$421 billion," Connor said. "We also expanded our asset management pillar during the quarter with the launch of Sun Life Investment Management Inc., which provides private asset class funds and liability driven investment strategies for defined benefit pension plans and other institutional investors in Canada."

"The transformation of our U.S. Group Benefits business continues, with overall group sales up 25% compared to the same period last year, including a 73% increase in the sale of voluntary benefits," Connor said. "I'm also pleased to welcome Dr. Dan Fishbein as our new President, Sun Life Financial U.S., to replace Wes Thompson, who retired at the end of the quarter."

"In Asia, underlying net income rose 9%, reflecting business growth. Overall insurance sales were down slightly, with growth reported in Hong Kong and Indonesia where we continue to increase our agency sales force, offset by lower sales in the Philippines, China and India."

Operational Highlights
Our strategy is focused on four key pillars of growth. We detail our continued progress against these pillars below.

Becoming the best performing life insurer in Canada
Sun Life Financial Canada continues to grow and optimize its businesses, and build on its leadership position.

Individual insurance sales of $65 million in the quarter were up 38% from the same period last year, driven by increases in the wholesale channel. Individual wealth sales in the first quarter of 2014 were also up 30% compared to the same period last year, led by strong mutual fund and fixed product sales.

Group Benefits retained its #1 position for the fifth consecutive year and reported a 2013 growth rate of 5.8%, both based on premiums and premium equivalents, according to the *Benefits Canada*, Group Benefits Providers Report released during the first quarter. Group Benefits was the only major carrier to record significant growth last year, higher than the industry average growth rate of 2.9%.

Group Retirement Services ended the first quarter with record assets under administration of $68 billion and more than tripled sales from the first quarter of 2013.

Sun Life Global Investments (Canada) Inc. retail mutual fund sales this quarter continued its positive momentum from 2013, with sales up 130% compared to the same quarter last year. A new Private Client offering was launched, which provides a wide range of investment products with competitive fees and enhanced services tailored to the needs of affluent investors searching for more value in their approach to investing.

Becoming a leader in group insurance and voluntary benefits in the United States
Sun Life Financial U.S. continues to grow its group insurance and voluntary benefits businesses. Group Benefits (previously reported as Employee Group Benefits) sales increased 25% in the first quarter of 2014, with increases particularly in the voluntary benefits and stop-loss products, increasing 73% and 40%, respectively, compared to the first quarter of 2013.

Growing our asset management businesses globally
Global assets under management reached $671 billion at the end of the quarter, up 18% from the same quarter last year.

MFS Investment Management ("MFS") continues to receive recognition for strong performance around the world. For the third consecutive year, and fourth time in six years, MFS was ranked among the top 10 in the annual *Barron's* Fund Family rankings for one-, five- and ten-year categories. Morningstar awarded MFS Best Fund House, Specialist Equity for 2014 in Luxembourg.

In the quarter, MFS announced that it will sub-advise three actively-managed exchange traded funds for State Street Global Advisors. It also rolled out a global advertising campaign in key markets worldwide to highlight MFS' focus on teamwork and collaboration to achieve investment performance for clients.

Sun Life Investment Management Inc. began operations in the first quarter, launching three pooled funds that are available to Canadian institutional investors and focused on private fixed income, commercial mortgages and real estate assets.

Strengthening our competitive position in Asia
We continue to grow and expand our competitive position in Asia.

In the Philippines we expanded our agency headcount to more than 5,400 and Sun Life Asset Management Company Inc. entered into new distribution partnerships with COL Financial, the country's largest online stock broker, and Philippine Bank of Communications.

Individual insurance sales in Hong Kong grew 13% this quarter compared to the first quarter in 2013, measured in local currency. In Hong Kong, we ranked first in third-party administration (managing Mandatory Provident Fund assets held by financial institutions and other companies) based on the *Gadbury Group* MPF Report, as of December 2013. Sun Life Hong Kong Limited received five awards at the 2014 MPF Awards, which recognizes excellence among investment managers and Mandatory Provident Fund service providers, and won four Lipper Fund Awards for fund performance in the Hong Kong Equity and Mixed Asset HKD Aggressive asset classes.

In Indonesia we saw strong agency channel growth in the first quarter of 2014, with individual insurance sales up 36% compared to the same period last year, measured in local currency. During the quarter, we launched an initiative to expand our distribution power to capitalize on opportunities in Indonesia. We also received two awards for Excellent Service Performance at Indonesia's Contact Center Service Excellence Awards 2014.

How We Report Our Results

Sun Life Financial Inc., together with its subsidiaries and joint ventures, are collectively referred to as "the Company", "Sun Life Financial", "we", "our" and "us". We manage our operations and report our financial results in five business segments: Sun Life Financial Canada ("SLF Canada"), Sun Life Financial United States ("SLF U.S."), MFS Investment Management ("MFS"), Sun Life Financial Asia ("SLF Asia") and Corporate. Our Corporate segment includes the operations of our United Kingdom business unit ("SLF U.K.") and Corporate Support operations. Our Corporate Support operations includes our Run-off reinsurance business and investment income, expenses, capital and other items not allocated to other business segments. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes ("Consolidated Financial Statements"). We prepare our unaudited interim consolidated financial statements using International Financial Reporting Standards ("IFRS"), and in accordance with IAS 34 *Interim Financial Reporting*.

Sale of U.S. Annuity Business

Effective August 1, 2013, we completed the sale of our U.S. annuities business and certain of our U.S. life insurance businesses (collectively, our "U.S. Annuity Business"), including all of the issued and outstanding shares of Sun Life Assurance Company of Canada (U.S.).

We have defined our U.S. Annuity Business as "Discontinued Operations", the remaining operations as "Continuing Operations", and the total Discontinued Operations and Continuing Operations as "Combined Operations". In accordance with the requirements of IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations*, income and expenses associated with the U.S. Annuity Business were classified as discontinued operations in our Consolidated Statements of Operations beginning in the fourth quarter of 2012.

Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that they provide information that is useful to investors in understanding our performance and facilitate a comparison of the quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to IFRS measures are included in our annual and interim management's discussion and analysis ("MD&A") and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results & reports. Reconciliations to IFRS measures are also available in this document under the heading Reconciliation of Non-IFRS Financial Measures.

Operating net income (loss) and financial measures based on operating net income (loss), including operating earnings per share ("EPS") or operating loss per share, and operating return on equity ("ROE"), are non-IFRS financial measures. Operating net income (loss) excludes from reported net income those impacts that are not operational or ongoing in nature to assist investors in understanding our business performance. Such operating adjustments include: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) the loss on the sale of our U.S. Annuity Business; (iv) the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business; (v) restructuring and other related costs (including impacts related to the sale of our U.S. Annuity Business); (vi) goodwill and intangible asset impairment charges; and (vii) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities.

Beginning in the first quarter of 2014, we are reporting underlying net income (loss) to assist in explaining our underlying business performance. This measure replaces operating net income (loss) excluding the net impact of market factors that was reported in prior quarters. Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from operating net income (loss) the following items that create volatility in our results under IFRS: (a) market related impacts; (b) assumption changes and management actions; and (c) other items that have not been treated as operating adjustments and when removed assist in explaining our results from period to period. Market related impacts include: (i) the net impact of changes in interest rates in the reporting period, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (ii) the net impact of changes in equity markets above or below the expected level of change in the reporting period and of basis risk inherent in our hedging program; and (iii) the net impact of changes in the fair value of real estate properties in the reporting period. Additional information regarding these adjustments is available in the footnotes to the table included under the heading Q1 2014 vs. Q1 2013 in the Financial Summary section in this document. Assumption changes reflect the impact of revisions to the assumptions used in determining our liabilities for insurance contracts and investment contracts. Assumptions require significant judgment and regular review and, where appropriate, revision. The impact of assumption changes related to actions taken by management in the current reporting period, referred to as management actions, include for example, changes in the price of an in-force product, new or revised reinsurance deals on in-force business or material changes to investment policy for an asset segment supporting our liabilities. Underlying EPS also excludes the dilutive impact of convertible securities.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss) and underlying net income (loss). Reported net income (loss) refers to net income (loss) determined in accordance with IFRS. As there were no Discontinued Operations in the first quarter of 2014, the discussion of our results in this document is of the Continuing Operations. Underlying ROE and operating ROE beginning in the first quarter of 2014 are prepared based on the Continuing Operations. Operating ROE for comparative periods is based on the Combined Operations. For additional information on the Discontinued Operations refer to Note 3 in our interim consolidated financial statements for the first quarter of 2014 and our annual MD&A and consolidated financial statements for the year ended December 31, 2013.

Other non-IFRS financial measures that we use include operating ROE, underlying ROE, adjusted revenue, administrative services only ("ASO") premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, premiums and deposits, adjusted premiums and deposits, assets under management ("AUM") and assets under administration. Additional information about non-IFRS financial measures and reconciliations to the closest IFRS measure can be found in this document under the heading Reconciliation of Non-IFRS Financial Measures and in our 2013 annual MD&A under the heading Use of Non-IFRS Financial Measures.

The information contained in this document is in Canadian dollars unless otherwise noted. All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

Additional Information

Additional information about Sun Life Financial Inc. ("SLF Inc.") can be found in our annual and interim consolidated financial statements, annual and interim MD&A and Annual Information Form ("AIF"). These documents are filed with securities regulators in Canada and are available at www.sedar.com. Our annual MD&A, annual consolidated financial statements and AIF are filed with the United States Securities and Exchange Commission ("SEC") in our annual report on Form 40-F and our interim MD&As and interim financial statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

Financial Summary

($ millions, unless otherwise noted)	Q1'14	Q4'13	Q3'13	Q2'13	Q1'13
			Quarterly results		
Continuing Operations					
Net income (loss)					
Operating net income (loss) from Continuing Operations[1]	**454**	642	422	431	448
Reported net income (loss) from Continuing Operations	**400**	571	324	391	410
Underlying net income (loss) from Continuing Operations[1]	**440**	375	448	373	385
Diluted EPS ($)					
Operating EPS from Continuing Operations (diluted)[1]	**0.74**	1.05	0.69	0.71	0.75
Reported EPS from Continuing Operations (diluted)	**0.65**	0.93	0.53	0.64	0.68
Underlying EPS from Continuing Operations (diluted)[1]	**0.72**	0.61	0.74	0.62	0.64
Reported basic EPS from Continuing Operations ($)	**0.66**	0.94	0.53	0.65	0.68
Total Company (Combined Operations)					
Net income (loss)					
Reported net income (loss) from Continuing Operations	**400**	571	324	391	410
Reported net income (loss) from Discontinued Operations	—	(21)	(844)	8	103
Reported net income (loss) from Combined Operations	**400**	550	(520)	399	513
Reported EPS ($)					
Reported EPS from Combined Operations (diluted)	**0.65**	0.90	(0.84)	0.65	0.85
Reported EPS from Combined Operations (basic)	**0.66**	0.91	(0.86)	0.66	0.85
Avg. common shares outstanding (millions)	**610**	608	606	603	600
Closing common shares outstanding (millions)	**610.6**	609.4	607.1	605.8	603.0
Dividends per common share ($)	**0.36**	0.36	0.36	0.36	0.36
MCCSR ratio[2]	**221%**	219 %	216 %	217 %	214 %
Return on equity (%)[3]					
Operating ROE[1]	**12.0 %**	17.7 %	12.6 %	12.8 %	15.8 %
Underlying ROE[1]	**11.6 %**	n/a	n/a	n/a	n/a
Premiums and deposits					
Net premium revenue	**2,228**	2,824	2,408	2,374	2,033
Segregated fund deposits	**2,576**	1,917	2,227	2,169	2,157
Mutual fund sales[1]	**18,567**	14,679	16,242	17,570	16,539
Managed fund sales[1]	**7,579**	9,778	11,410	10,508	8,269
ASO premium and deposit equivalents[1]	**1,760**	1,551	1,460	1,487	1,475
Total premiums and deposits[1][4]	**32,710**	30,749	33,747	34,108	30,473
Assets under management					
General fund assets	**128,171**	123,390	121,248	133,052	133,869
Segregated funds	**80,054**	76,141	71,658	97,364	96,687
Mutual funds, managed funds and other AUM[1]	**462,843**	440,306	397,584	360,312	340,121
Total AUM[1][5]	**671,068**	639,837	590,490	590,728	570,677
Capital					
Subordinated debt and other capital[6]	**2,606**	3,099	3,094	3,096	3,440
Participating policyholders' equity	**133**	127	126	124	124
Total shareholders' equity	**17,818**	17,227	16,600	17,495	17,075
Total capital	**20,557**	20,453	19,820	20,715	20,639

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

[2] MCCSR represents Minimum Continuing Capital and Surplus Requirements ("MCCSR") ratio of Sun Life Assurance Company of Canada ("Sun Life Assurance").

[3] Underlying ROE and operating ROE beginning in the first quarter of 2014 are prepared based on the Continuing Operations. Operating ROE for comparative periods is based on the Combined Operations.

[4] Prior periods have been restated to include the sales of Birla Sun Life Asset Management Company equity and fixed income mutual funds based on our proportionate equity interest.

[5] Beginning in the first quarter of 2014, the results of our joint ventures have been included based on our proportionate equity investment. All amounts for periods prior to the third quarter of 2013 include Discontinued Operations.

[6] Other capital refers to innovative capital instruments consisting of Sun Life ExchangEable Capital Securities and qualify as capital for Canadian regulatory purposes. However, under IFRS they are reported as senior debentures in our Consolidated Financial Statements. See Capital and Liquidity Management – Capital in our annual MD&A.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss) and underlying net income (loss). The discussion of our results is of the Continuing Operations.

Q1 2014 vs. Q1 2013

Our reported net income from Continuing Operations was $400 million in the first quarter of 2014, compared to $410 million in the first quarter of 2013. Operating net income from Continuing Operations was $454 million for the quarter ended March 31, 2014, compared to $448 million for the same period last year. Underlying net income from Continuing Operations was $440 million for the first quarter of 2014, compared to $385 million in the first quarter of 2013.

Operating ROE and underlying ROE in the first quarter of 2014 were 12.0% and 11.6%, respectively. Operating ROE in the first quarter of 2013 was 15.8% on a Combined Operations basis.

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income from Continuing Operations in the first quarter of 2014 and 2013.

($ millions, after-tax)	Q1'14	Q1'13
Reported net income	**400**	410
Certain hedges that do not qualify for hedge accounting in SLF Canada	**5**	14
Fair value adjustments on share-based payment awards at MFS	**(51)**	(52)
Restructuring and other related costs[1]	**(8)**	—
Operating net income	**454**	448
Equity market impact		
Net impact from equity market changes	**30**	27
Net basis risk impact	**3**	20
Net equity market impact[2]	**33**	47
Interest rate impact		
Net impact from interest rate changes	**(58)**	4
Net impact of decline in fixed income reinvestment rates	**—**	—
Net impact of credit spread movements	**(13)**	5
Net impact of swap spread movements	**7**	(10)
Net interest rate impact[3]	**(64)**	(1)
Net gains from increases in the fair value of real estate	**5**	5
Market related impacts	**(26)**	51
Assumption changes and management actions	**40**	12
Underlying net income	**440**	385
Impact of other notable items on our net income:		
Experience related items[4]		
Impact of investment activity on insurance contract liabilities	**36**	44
Mortality/morbidity	**(22)**	19
Credit	**16**	12
Lapse and other policyholder behaviour	**(19)**	(14)
Expenses	**(14)**	(6)
Other	**—**	(13)

[1] Restructuring and other related costs primarily includes impacts related to the sale of our U.S. Annuity Business.

[2] Net equity market impact consists primarily of the effect of changes in equity markets during the quarter, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Net equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.

[3] Net interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Net interest rate impact also includes the income impact of declines in fixed income reinvestment rates and of credit and swap spread movements.

[4] Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Our reported net income from Continuing Operations for the first quarter of 2014 and 2013, included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income. Operating net income from Continuing Operations for the first quarter of 2014 and 2013 excluded the impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based payment awards at MFS and restructuring and other related costs. The net impact of these items reduced reported net income from Continuing Operations by $54 million in the first quarter of 2014, compared to a reduction of $38 million in the first quarter of 2013.

Our underlying net income from Continuing Operations for the first quarter of 2014 and 2013, adjusts for market related impacts and assumption changes and management actions and excludes from operating net income:
- the unfavourable impact of market related items as outlined in the preceding table of $26 million in the first quarter of 2014 compared to a favourable impact of $51 million in the first quarter of 2013; and
- the favourable impact of assumption changes and management actions of $40 million in the first quarter of 2014 and $12 million in the first quarter of 2013. The impact in 2014 reflects reinvestment assumption changes and modeling improvements.

The net impact of these items increased operating net income by $14 million in the first quarter of 2014, compared to an increase of $63 million in the first quarter of 2013.

Net income from Continuing Operations in the first quarter of 2014 also reflected gains from investment activity on insurance contract liabilities and positive credit experience, offset by unfavourable mortality and morbidity experience, lapse and other policyholder behaviour and expense experience.

Net income from Continuing Operations in the first quarter of 2013 also reflected gains from investment activity on insurance contract liabilities and positive impacts from mortality, morbidity and credit experience, which were partially offset by unfavourable lapse and other policyholder behaviour and expense experience.

Sale of U.S. Annuity Business
Effective August 1, 2013, we completed the sale of our U.S. Annuities business and certain of our U.S. life insurance businesses to Delaware Life Holdings, LLC. The transaction consisted primarily of the sale of 100% of the shares of Sun Life Assurance Company of Canada (U.S.), which included U.S. domestic variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The sale included the transfer of certain related operating assets, systems and employees that supported these businesses. In the first quarter of 2014, the purchase price adjustment was finalized and resulted in no change to the loss on sale recorded in 2013.

Actuarial Standards Update
In December 2013, the Actuarial Standards Board ("ASB") released an exposure draft on revisions to the Canadian actuarial standards of practice with respect to economic reinvestment assumptions used in the valuation of liabilities. The comment period is now closed and the final standard is expected in the second quarter of 2014 with implementation expected in the fourth quarter of 2014. Though the final standard is not yet available, we do not expect this change to have an adverse impact on income or capital. The ASB changes are expected to increase our reported measure of net income sensitivity to interest rates.

After implementation of the new standard, we do not expect further net income impacts due to declines in fixed income reinvestment rates in our insurance contract liabilities. Our fourth quarter 2013 disclosure indicated an expected reduction in 2014 net income of approximately $40 million for declines in fixed income reinvestment rates, and we now expect this to be reported together with the implementation of the ASB changes in the fourth quarter of 2014. These statements regarding the actuarial standards update and impact of the low interest rate environment are forward-looking.

Impact of Foreign Exchange Rates
We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars.

Items impacting our Consolidated Statements of Operations are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past several quarters.

Exchange Rate		Quarterly			
	Q1'14	Q4'13	Q3'13	Q2'13	Q1'13
Average					
U.S. Dollar	1.102	1.049	1.039	1.023	1.008
U.K. Pounds	1.824	1.698	1.610	1.571	1.563
Period end					
U.S. Dollar	1.105	1.062	1.031	1.052	1.017
U.K. Pounds	1.841	1.758	1.668	1.600	1.546

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company's international operations is translated back to Canadian dollars. However, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis. During the first quarter of 2014, our operating net income from Continuing Operations increased by $23 million as a result of movements in currency rates relative to the first quarter of 2013.

Performance by Business Group

As there were no Discontinued Operations in the first quarter of 2014, the discussion of our performance by business group, including comparative information, refers to Continuing Operations. For information on the Discontinued Operations, refer to Note 3 in our interim consolidated financial statements and to our 2013 annual MD&A and consolidated financial statements.

SLF Canada

($ millions)		Quarterly results			
	Q1'14	Q4'13	Q3'13	Q2'13	Q1'13
Underlying net income (loss)[1]	210	148	222	221	208
Underlying adjustments:					
Market related impacts	12	22	35	(15)	47
Assumption changes and management actions	16	(33)	(42)	4	8
Operating net income (loss)[1]	238	137	215	210	263
Operating adjustments:					
Hedges that do not qualify for hedge accounting	5	17	(2)	9	14
Assumption changes and management actions related to the sale of our U.S. Annuity Business	—	—	16	—	—
Reported net income (loss)	243	154	229	219	277
Underlying ROE (%)[1]	11.6	n/a	n/a	n/a	n/a
Operating ROE (%)[1]	13.1	7.6	11.8	11.4	14.5
Operating net income (loss) by business unit[1]					
Individual Insurance & Wealth[1][2]	140	59	64	80	154
Group Benefits[1]	58	40	128	86	80
Group Retirement Services[1]	40	38	23	44	29
Total operating net income (loss)[1]	238	137	215	210	263

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

[2] Individual Insurance & Wealth was reported as Individual Insurance & Investments in prior quarters.

Q1 2014 vs. Q1 2013

SLF Canada's reported net income was $243 million in the first quarter of 2014, compared to $277 million in the first quarter of 2013. Operating net income was $238 million, compared to $263 million in the first quarter of 2013. Operating net income for both periods in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting, which are set out in the table above.

Underlying net income was $210 million, compared to $208 million in the first quarter of 2013. Underlying net income in SLF Canada excludes from operating net income:
- market related impacts, which had a favourable impact of $12 million in the first quarter of 2014 primarily driven by equity markets partially offset by interest rates, compared to $47 million in the first quarter of 2013 primarily driven by equity markets; and
- assumption changes and management actions, which had a favourable impact of $16 million in the first quarter of 2014, compared to $8 million in the first quarter of 2013.

The net impact of these items increased operating net income by $28 million in the first quarter of 2014, compared to an increase of $55 million in the first quarter of 2013. Adjustments to underlying net income are set out in the table above.

Net income in the first quarter of 2014 also reflected gains from investment activities on insurance contract liabilities, partially offset by unfavourable morbidity experience in Group Benefits ("GB").

Net income in the first quarter of 2013 also reflected net realized gains on the sale of available-for-sale ("AFS") assets, positive morbidity experience in GB and gains from investment activities on insurance contract liabilities in Individual Wealth and GB.

In the first quarter of 2014, sales of individual life and health insurance increased 38% compared to the first quarter of 2013, driven by continued strong permanent insurance sales primarily in the wholesale channel. Sales of individual wealth products were up 30% from the first quarter of 2013 due to strong sales across all segments. Sun Life Global Investments (Canada) Inc. demonstrated continued strong growth with combined institutional and retail sales of $577 million, up 20% over the prior year with retail sales having increased 130%.

GB sales were 19% higher than the first quarter of 2013, most significantly in the large case market segment. Group Retirement Services ("GRS") sales were 203% higher than in the first quarter of 2013, driven by very strong new defined contribution sales in the large case market. Assets under administration for GRS ended the quarter at $68 billion, an increase of 20% from the first quarter of 2013, largely due to strong sales and favourable equity markets.

SLF U.S.

The SLF U.S. operations is focused on three business units, Group Benefits (previously reported as Employee Benefits Group), International, and In-force Management (International and In-force Management were previously reported together as Life and Investment Products). Group Benefits provides protection solutions to employers and employees including group life, disability, medical stop-loss and dental insurance products, as well as a suite of voluntary benefits products. International offers individual life insurance and investment wealth products to high net worth clients in international markets. In-force Management includes certain closed individual life insurance products, primarily universal life and participating whole life insurance.

(US$ millions)	Q1'14	Q4'13	Q3'13	Q2'13	Q1'13
			Quarterly results		
Underlying net income (loss) from Continuing Operations[1]	**85**	73	58	88	63
Underlying adjustments:					
Market related impacts	**(34)**	6	16	32	5
Assumption changes and management actions	**19**	247	27	2	(3)
Operating net income (loss) from Continuing Operations[1]	**70**	326	101	122	65
Operating adjustments:					
Assumption changes and management actions related to the sale of our U.S. Annuity Business	**—**	(5)	(25)	—	—
Restructuring and other related costs	**—**	—	—	(7)	—
Reported net income (loss) from Continuing Operations	**70**	321	76	115	65
Underlying ROE (%)[1]	**12.0**	n/a	n/a	n/a	n/a
Operating ROE (%)[1][2]	**9.9**	48.9	14.9	12.4	13.1
Operating net income (loss) by business unit[1]					
Group Benefits[1]	**17**	2	23	17	11
International[1]	**14**	24	63	36	36
In-force Management[1]	**39**	300	15	69	18
Total operating net income (loss) from Continuing Operations	**70**	326	101	122	65
(C$ millions)					
Underlying net income (loss) from Continuing Operations[1]	**94**	76	61	91	63
Operating net income (loss) from Continuing Operations[1]	**77**	341	105	126	65
Reported net income (loss) from Continuing Operations	**77**	336	79	119	65

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

[2] Operating ROE and underlying ROE beginning the first quarter of 2014 are based on the Continuing Operations. Operating ROE in quarters prior to the first quarter 2014 is based on operating net income from Combined Operations. For operating net income from Combined Operations refer to our 2013 annual MD&A.

Q1 2014 vs. Q1 2013

SLF U.S.'s reported net income and operating net income from Continuing Operations were C$77 million in the first quarter of 2014, compared to C$65 million in the first quarter of 2013. The weakening of the Canadian dollar relative to average exchange rates in the first quarter of 2013 increased operating net income from Continuing Operations by C$7 million. Underlying net income was C$94 million, compared to C$63 million in the first quarter of 2013.

In U.S. dollars, SLF U.S.'s reported net income from Continuing Operations was US$70 million in the first quarter of 2014, compared to US$65 million in the first quarter of 2013. Operating net income from Continuing Operations was US$70 million in the first quarter of 2014, compared to US$65 million in the first quarter of 2013. Underlying net income from Continuing Operations was US$85 million, compared to US$63 million in the first quarter of 2013. Underlying net income excludes from operating net income:

- market related impacts, which had an unfavourable impact of US$34 million in the first quarter of 2014 primarily driven by interest rates, compared to favourable impact of US$5 million in the first quarter of 2013 primarily driven by equity markets; and
- assumption changes and management actions of US$19 million in the first quarter of 2014 compared to an unfavourable impact of US$3 million in the first quarter of 2013.

The adjustments to operating net income and underlying net income are set out in the table above.

Net income from Continuing Operations in the first quarter of 2014 also reflected net realized gains on the sale of AFS assets, partially offset by unfavourable mortality experience in Group Benefits and In-force Management.

Net income from Continuing Operations in the first quarter of 2013 also reflected unfavourable claims experience in Group Benefits and costs related to our strategic investment in Group Benefits.

Sales in Group Benefits in the first quarter of 2014 increased 25% compared to the first quarter of 2013 driven by an increase in life, disability, and stop-loss sales. Within Group Benefits, voluntary benefits sales increased 73% compared to the prior year period.

Sales in International in the first quarter of 2014 decreased 35% compared to the first quarter of 2013 driven by a decrease in investment products sales. International life insurance sales increased compared to the first quarter of 2013 driven by strong market growth and competitive product offerings.

MFS Investment Management

			Quarterly results		
(US$ millions)	Q1'14	Q4'13	Q3'13	Q2'13	Q1'13
Underlying net income[1]	133	148	116	101	100
Operating net income[1]	133	148	116	101	100
Operating adjustments:					
Fair value adjustments on share-based payment awards	(46)	(72)	(57)	(41)	(51)
Reported net income	87	76	59	60	49
(C$ millions)					
Underlying net income[1]	147	156	120	104	101
Operating net income[1]	147	156	120	104	101
Operating adjustments:					
Fair value adjustments on share-based payment awards	(51)	(76)	(59)	(42)	(52)
Reported net income	96	80	61	62	49
Pre-tax operating profit margin ratio[2]	42 %	45 %	40 %	37 %	38 %
Average net assets (US$ billions)[2]	412.0	398.1	373.2	358.4	339.8
Assets under management (US$ billions)[2]	420.6	412.8	385.6	353.7	348.5
Gross sales (US$ billions)[2]	22.4	22.5	25.4	25.5	22.6
Net sales (US$ billions)[2]	3.7	3.3	8.6	5.9	6.2
Asset appreciation (depreciation) (US$ billions)	4.1	24.1	23.4	(0.5)	19.8
S&P 500 Index (daily average)	1,834	1,772	1,674	1,610	1,515
MSCI EAFE Index (daily average)	1,894	1,860	1,748	1,707	1,668

[1] Represents a non-IFRS financial measure that excludes fair value adjustments on share-based payment awards at MFS. See Use of Non-IFRS Financial Measures.

[2] Pre-tax operating profit margin ratio, AUM, average net assets and sales are non-IFRS financial measures. See Reconciliation of Non-IFRS Financial Measures.

Q1 2014 vs. Q1 2013
MFS's reported net income was C$96 million in the first quarter of 2014, compared to C$49 million in the first quarter of 2013. MFS had operating net income and underlying net income of C$147 million in the first quarter of 2014, compared to C$101 million in the first quarter of 2013. Operating net income and underlying net income in MFS excludes the impact of fair value adjustments on share-based payment awards, which is set out in the table above. The weakening of the Canadian dollar relative to average exchange rates in the first quarter of 2013 increased operating net income from Continuing Operations by C$13 million.

In U.S. dollars, MFS's reported net income was US$87 million in the first quarter of 2014, compared to US$49 million in the first quarter of 2013. Operating net income and underlying net income were US$133 million in the first quarter of 2014, compared to US$100 million in the first quarter of 2013.

The increase in net income from the first quarter of 2013 reflects the impact of higher average net assets. MFS's pre-tax operating profit margin ratio was 42% in the first quarter of 2014, up from 38% in the first quarter of 2013, driven by higher average net assets, partially offset by higher operating costs.

Total AUM was US$420.6 billion, reaching another all-time high, as at March 31, 2014, compared to US$412.8 billion at December 31, 2013. The increase of US$7.8 billion was primarily driven by gross sales of US$22.4 billion and asset appreciation of US$4.1 billion, partially offset by redemptions of US$18.7 billion. Retail fund performance remained strong with 86% and 79% of fund assets ranked in the top half of their Lipper categories based on three- and five-year performance, respectively.

SLF Asia

	Quarterly results				
($ millions)	Q1'14	Q4'13	Q3'13	Q2'13	Q1'13
Underlying net income (loss)[1]	37	34	28	27	34
Underlying adjustments:					
Market related impacts	(6)	2	(6)	14	17
Assumption changes and management actions	1	6	(4)	5	—
Operating net income (loss)[1]	32	42	18	46	51
Operating adjustments:					
Assumption changes and management actions related to the sale of our U.S. Annuity Business	—	—	(7)	—	—
Reported net income (loss)	32	42	11	46	51
Underlying ROE (%)[1]	6.0	n/a	n/a	n/a	n/a
Operating ROE (%)[1]	5.1	7.1	3.1	8.0	10.1

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Q1 2014 vs. Q1 2013
SLF Asia's reported and operating net income was $32 million in the first quarter of 2014, compared to reported and operating net income of $51 million in the first quarter of 2013. Underlying net income was $37 million, compared to $34 million in the first quarter of 2013. Underlying net income excludes from operating net income:
- market related impacts, which had an unfavourable impact of $6 million in the first quarter of 2014 primarily driven by interest rates partially offset by equity markets, compared to favourable impact of $17 million in the first quarter of 2013 primarily driven by interest rates and equity markets; and
- assumption changes and management actions of $1 million in the first quarter of 2014 compared to nil in the first quarter of 2013.

The adjustments to operating net income and underlying net income are set out in the table above.

Net income in the first quarter of 2014 also reflected business growth, partially offset by net losses on AFS securities driven by an impairment in Hong Kong. Net income in the first quarter of 2013 also reflected business growth across the geographies.

Total individual life sales in the first quarter of 2014 decreased slightly from the first quarter of 2013. Sales increases in Hong Kong and Indonesia were offset by lower sales in the Philippines, India and China. Sales in Hong Kong and Indonesia increased 13% and 36%, respectively, measured in local currency, driven by growth in the agency channel. Sales in the first quarter of 2014 also include our new joint ventures in Malaysia and Vietnam.

Corporate

Corporate includes the results of SLF U.K. and Corporate Support. Corporate Support includes our Run-off reinsurance business as well as investment income, expenses, capital and other items that have not been allocated to our other business segments.

| | Quarterly results | | | | |
($ millions)	**Q1'14**	Q4'13	Q3'13	Q2'13	Q1'13
Underlying net income (loss)[1]	**(48)**	(39)	17	(70)	(21)
Underlying adjustments:					
Market related impacts	**5**	7	12	15	(18)
Assumption changes and management actions	**3**	(2)	(65)	—	7
Operating net income (loss)[1]	**(40)**	(34)	(36)	(55)	(32)
Operating adjustments:					
Assumption changes and management actions related to the sale of our U.S. Annuity Business	**—**	—	(5)	—	—
Restructuring and other related costs	**(8)**	(7)	(15)	—	—
Reported net income (loss)	**(48)**	(41)	(56)	(55)	(32)
Operating net income (loss) by business unit[1]					
SLF U.K.	**28**	29	63	7	37
Corporate Support	**(68)**	(63)	(99)	(62)	(69)
Total operating net income (loss)	**(40)**	(34)	(36)	(55)	(32)

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Q1 2014 vs. Q1 2013

Corporate had a reported loss from Continuing Operations of $48 million in the first quarter of 2014, compared to a reported loss from Continuing Operations of $32 million in the first quarter of 2013. Operating net loss was $40 million, compared to $32 million in 2013, which excludes restructuring and other related costs. Underlying net loss was $48 million, compared to $21 million in the first quarter of 2013 and excludes from operating net loss:

- market related impacts, which had a favourable impact of $5 million in the first quarter of 2014 primarily driven by equity markets and interest rates, compared to an unfavourable impact of $18 million in the first quarter of 2013 primarily driven by equity markets and interest rates; and
- assumption changes and management actions, which had a favourable impact of $3 million in the first quarter of 2014, and $7 million in the first quarter of 2013.

Operating adjustments and underlying adjustments are set out in the table above.

SLF U.K.'s operating net income was $28 million in the first quarter of 2014, compared to $37 million in the first quarter of 2013. SLF U.K.'s net income in the first quarter of 2014 reflected unfavourable investing activity in annuities, and lapse experience, partially offset by positive credit experience. SLF U.K.'s net income in the first quarter of 2013 reflected gains from investment activity within the annuity portfolio, partially offset by the net unfavourable impact of investment experience on the guaranteed annuity option product in the U.K.

In the U.K. the government announced budget changes on March 19, 2014, which included a number of significant changes to the way people are able to access their retirement funds, specifically the removal of the requirement to use individual pension plans to buy an annuity to provide retirement income. The more significant changes are proposed to be effective in 2015. It is too early to understand how customer behaviour may respond and we will assess potential impacts once the changes are finalized.

Corporate Support had an operating loss of $68 million in the first quarter of 2014, compared to $69 million in the first quarter of 2013. Net income from Continuing Operations in the first quarter of 2014 relative to the same period in 2013 reflected lower interest expenses, offset by foreign exchange losses and higher operating expenses.

Additional Financial Disclosure

Revenue from Continuing Operations

($ millions)	Q1'14	Q4'13	Q3'13	Q2'13	Q1'13
			Quarterly results		
Premiums					
Gross	**3,638**	4,217	3,738	3,709	3,408
Ceded	**(1,410)**	(1,393)	(1,330)	(1,335)	(1,375)
Net premium revenue	**2,228**	2,824	2,408	2,374	2,033
Net investment income					
Interest and other investment income	**1,489**	1,328	1,092	1,272	1,237
Changes in fair value of Fair Value Through Profit and Loss ("FVTPL") assets and liabilities	**1,620**	(528)	(323)	(3,356)	(348)
Net gains (losses) on AFS assets	**57**	46	39	36	24
Fee income	**1,066**	1,040	940	892	844
Total revenue	**6,460**	4,710	4,156	1,218	3,790
Adjusted revenue[(1)]	**5,775**	6,242	5,507	5,631	5,278

[(1)] Represents a non-IFRS financial measure that excludes the impact of fair value changes in FVTPL assets and liabilities, currency and reinsurance for the insured business in SLF Canada's GB operations. Adjusted revenue in prior disclosures removed from total revenue net premiums from the life insurance business in SLF U.S. that was closed to new sales effective December 30, 2011. This adjustment has been removed this quarter and prior periods have been restated to reflect this change. For additional information, see Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Revenue was $6.5 billion in the first quarter of 2014, compared to $3.8 billion in the first quarter of 2013. Revenues increased primarily as a result of net gains in the fair value of FVTPL assets and liabilities compared to net losses in the same period last year, higher investment income in SLF Canada and SLF U.S., increased fee income in MFS and improved net premium revenue in Individual Insurance & Wealth in SLF Canada and Group Benefits in SLF U.S. Adjusted revenue was $5.8 billion in the first quarter of 2014, compared to $5.3 billion in the first quarter of 2013. The increase was primarily due to higher investment income in SLF Canada and SLF U.S., increased fee income in MFS and higher net premium revenue in Individual Insurance & Wealth in SLF Canada and Group Benefits in SLF U.S.

Premiums and Deposits from Continuing Operations

($ millions)	Q1'14	Q4'13	Q3'13	Q2'13	Q1'13
			Quarterly results		
Premiums and Deposits					
Net premium revenue	**2,228**	2,824	2,408	2,374	2,033
Segregated fund deposits	**2,576**	1,917	2,227	2,169	2,157
Mutual fund sales[(1)(2)]	**18,567**	14,679	16,242	17,570	16,539
Managed fund sales[(1)]	**7,579**	9,778	11,410	10,508	8,269
ASO premium and deposit equivalents[(1)]	**1,760**	1,551	1,460	1,487	1,475
Total premiums and deposits[(1)]	**32,710**	30,749	33,747	34,108	30,473
Total adjusted premiums and deposits[(1)(3)]	**31,646**	30,903	34,107	34,801	31,613

[(1)] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

[(2)] Includes Birla Sun Life Asset Management Company's equity and fixed income mutual funds based on our proportionate equity interest. Prior periods have been restated to reflect this change.

[(3)] Excludes the impact of foreign exchange and reinsurance for the insured business in SLF Canada's GB operations. Adjusted premiums and deposits in prior disclosures removed from total premiums and deposits net premiums from the life insurance business in SLF U.S. that was closed to new sales effective December 30, 2011. This adjustment has been removed this quarter and prior periods have been restated to reflect this change.

Premiums and deposits were $32.7 billion in the first quarter of 2014, compared to $30.5 billion in the first quarter of 2013, primarily as a result of higher mutual fund sales in MFS and segregated fund deposits in SLF Canada, partially offset by lower managed fund sales in MFS. Adjusted premiums and deposits of $31.6 billion in the first quarter of 2014, largely unchanged from the first quarter of 2013.

Net premium revenue from life, health and annuity products, which represents gross premiums less amounts ceded to reinsurers, were $2.2 billion in the first quarter of 2014, compared to $2.0 billion in the first quarter of 2013, mainly attributable to increases in Individual Insurance & Wealth in SLF Canada and Group Benefits in SLF U.S.

Segregated fund deposits were $2.6 billion in the first quarter of 2014, compared to $2.2 billion in the first quarter of 2013, driven by higher deposits in GRS in SLF Canada.

Sales of mutual funds increased $2.0 billion and sales of managed funds decreased by $0.7 billion in the first quarter of 2014 compared to the first quarter of 2013, both driven by sales in MFS.

ASO premium and deposit equivalents of $1.8 billion in the first quarter of 2014 were up $285 million from the first quarter of 2013, largely due to increases in GRS in SLF Canada.

Sales from Continuing Operations

($ millions)	Q1'14	Q1'13
Life and health sales[1]		
SLF Canada[2]	237	192
SLF U.S.[3]	96	70
SLF Asia[4]	102	105
Total	435	367
Wealth sales[1]		
SLF Canada[2]	4,213	2,008
SLF U.S.[3]	211	313
SLF Asia[5]	1,350	2,021
Total (excluding MFS)	5,774	4,342
MFS	24,641	22,727
Total wealth sales	30,415	27,069

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

[2] SLF Canada life and health sales includes sales from individual insurance and GB. SLF Canada wealth sales includes sales from individual wealth and GRS.

[3] SLF U.S. life and health sales includes Group Benefits and life sales in International. SLF U.S. wealth sales includes investment product sales in International. Prior period life and health sales has been restated.

[4] Includes the individual life and health sales from joint ventures in the Philippines, Indonesia, India, China, Malaysia and Vietnam based on our proportionate equity interest. Prior period has been restated to reflect this change.

[5] Includes Hong Kong wealth sales, Philippines mutual fund sales, group wealth sales from the India and China insurance companies and Birla Sun Life Asset Management Company's equity and fixed income mutual fund sales based on our proportionate equity interest. Prior period has been restated to reflect this change.

Total Company life and health sales were $435 million in the first quarter of 2014, compared to $367 million in the same period last year.
- SLF Canada life and health sales were $237 million in the first quarter of 2014, compared to $192 million in the first quarter of 2013, primarily due to increased sales volume in the GB large case market and higher individual insurance sales driven by wholesale channels
- SLF U.S. life and health sales were $96 million in the first quarter of 2014, compared to $70 million in the first quarter of 2013, driven by increased employee group benefits and voluntary benefits sales in Group Benefits and individual insurance products in International
- SLF Asia life and health sales were $102 million in the first quarter of 2014, compared to $105 million in the first quarter of 2013, as lower sales in the Philippines, India and China were partially offset by the addition of Malaysia and higher sales in Hong Kong and Indonesia.

Total Company wealth sales were $30.4 billion in the first quarter of 2014, compared to $27.1 billion in the same period last year.
- SLF Canada wealth sales were $4.2 billion in the first quarter of 2014, compared to $2.0 billion in the first quarter of 2013, mainly reflecting higher new sales in the large case market in GRS and improved sales of mutual funds and guaranteed products in individual wealth
- SLF U.S. wealth sales were $211 million in the first quarter of 2014, compared to $313 million in the first quarter of 2013, due to lower international investment product sales

- SLF Asia wealth sales were $1.4 billion in the first quarter of 2014, compared to $2.0 billion in the first quarter of 2013, primarily due to lower mutual and managed fund sales in India, the Philippines and Hong Kong
- MFS gross sales were $24.6 billion in the first quarter of 2014, compared to $22.7 billion in the first quarter of 2013, largely driven by higher retail mutual fund sales and foreign currency movements, partially offset by lower managed fund sales.

Assets Under Management

AUM consists of general funds, segregated funds and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

AUM were $671.1 billion as at March 31, 2014, compared to $639.8 billion as at December 31, 2013. The increase in AUM of $31.3 billion between December 31, 2013 and March 31, 2014 resulted primarily from:

(i)   an increase of $21.3 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates;
(ii)   favourable market movements in the value of mutual funds, managed funds and segregated funds of $7.3 billion;
(iii)   net sales of mutual, managed and segregated funds of $5.0 billion;
(iv)   an increase of $1.6 billion from the change in value of FVTPL assets and liabilities; and
(v)   business growth of $0.3 billion; partially offset by
(vi)   a net decrease of $4.2 billion resulting from the inclusion of the AUM of our joint venture investments in SLF Asia based on our proportionate equity interest.

Changes in the Statements of Financial Position and in Shareholders' Equity

Total general fund assets were $128.2 billion as at March 31, 2014, compared to $123.4 billion as at December 31, 2013. The increase in general fund assets from December 31, 2013 was primarily a result of currency movements of $2.9 billion, $1.6 billion from the change in value of FVTPL assets and business growth of $0.3 billion.

Insurance contract liabilities (excluding other policy liabilities and assets) of $87.1 billion as at March 31, 2014 increased by $3.7 billion compared to December 31, 2013, mainly due to increases in balances on in-force policies (which includes fair value changes on FVTPL assets supporting insurance contract liabilities), the impact from currency movements and balances arising from new policies, partially offset by method and assumption changes.

Shareholders' equity including preferred share capital, was $17.8 billion as at March 31, 2014, compared to $17.2 billion as at December 31, 2013. The $0.6 billion increase in shareholders' equity was primarily due to:

(i)   shareholders' net income of $429 million in 2014, before preferred share dividends of $29 million;
(ii)   an increase of $331 million from the weakening of the Canadian dollar relative to foreign currencies;
(iii)   net unrealized gains on AFS assets in other comprehensive income ("OCI") of $91 million; and
(iv)   proceeds of $22 million from the issuance of common shares through the dividend reinvestment and share purchase plan, $15 million from stock options exercised and $2 million from stock-based compensation; partially offset by
(v)   changes in liabilities for defined benefit plans of $47 million; and
(vi)   common share dividend payments of $220 million.

As at May 2, 2014, Sun Life Financial Inc. had 610.6 million common shares and 102.2 million preferred shares outstanding.

Cash Flows

($ millions)	Q1'14	Q1'13
Net cash and cash equivalents, beginning of period	**3,324**	3,831
Cash flows provided by (used in):		
Operating activities	**167**	972
Investing activities	**(4)**	(36)
Financing activities	**(906)**	(200)
Changes due to fluctuations in exchange rates	**91**	(23)
Increase (decrease) in cash and cash equivalents	**(652)**	713
Net cash and cash equivalents, end of period	**2,672**	4,544
Short-term securities, end of period	**3,261**	2,722
Net cash, cash equivalents and short-term securities	**5,933**	7,266
Less: Net cash and cash equivalents and short-term securities, classified as held for sale		566
Net cash, cash equivalents and short-term securities from Continuing Operations		6,700

Net cash, cash equivalents and short-term securities were $5.9 billion at the end of the first quarter of 2014, compared to $7.3 billion at the end of the first quarter of 2013.

Cash provided by operating activities was $805 million lower in the first quarter of 2014 than the same period last year, primarily due to the net purchase of investments in the first quarter of 2014 compared to net sales of investments in the first quarter of 2013.

Cash used in investing activities was $4 million in the first quarter of 2014, down $32 million from the first quarter of 2013 reflecting cash received on the sale of our U.S. Annuity Business in the first quarter of 2014, partially offset by investment in joint ventures.

Cash used in financing activities increased to $906 million in the first quarter of 2014, compared to $200 million in the first quarter of 2013 largely attributable to the redemption of $500 million of subordinated debentures in the first quarter of 2014.

Quarterly Financial Results

The following table provides a summary of our results for the eight most recently completed quarters. Results from the fourth quarter of 2012 are presented on a Continuing Operations basis, and earlier quarters on a Combined Operations basis. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

($ millions, unless otherwise noted)	Q1'14	Q4'13	Q3'13	Q2'13	Q1'13	Q4'12	Q3'12	Q2'12
			Continuing Operations				Combined Operations	
Common shareholders' net income (loss)								
Operating[1]	**454**	642	422	431	448	333	401	98
Reported	**400**	571	324	391	410	284	383	90
Underlying[1]	**440**	375	448	373	385	310	n/a	n/a
Diluted EPS ($)								
Operating[1]	**0.74**	1.05	0.69	0.71	0.75	0.56	0.68	0.17
Reported	**0.65**	0.93	0.53	0.64	0.68	0.47	0.64	0.15
Underlying[1]	**0.72**	0.61	0.74	0.62	0.64	0.52	n/a	n/a
Basic Reported EPS ($)								
Reported	**0.66**	0.94	0.53	0.65	0.68	0.48	0.64	0.15
Operating net income (loss) by segment[1]								
SLF Canada[1]	**238**	137	215	210	263	149	221	186
SLF U.S.[1]	**77**	341	105	126	65	93	18	(148)
MFS[1]	**147**	156	120	104	101	85	80	68
SLF Asia[1]	**32**	42	18	46	51	50	35	15
Corporate[1]	**(40)**	(34)	(36)	(55)	(32)	(44)	47	(23)
Total operating net income (loss)[1]	**454**	642	422	431	448	333	401	98

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Continuing Operations
Fourth Quarter 2013
Operating net income from Continuing Operations of $642 million in the fourth quarter of 2013 reflected $290 million of income from a management action related to the restructuring of an internal reinsurance arrangement. Net income from Continuing Operations also reflected favourable impacts from equity markets, interest rates and swap spread movements, and positive fair value movements of real estate. These were partially offset by unfavourable basis risk and credit spread movements. Investment activity on insurance contract liabilities and credit experience were more than offset by unfavourable experience from expenses, comprised mostly of seasonal costs, lapse and other policyholder behaviour, and mortality and morbidity.

Third Quarter 2013
Operating net income from Continuing Operations was $422 million in the third quarter of 2013. Net income from Continuing Operations in the third quarter of 2013 reflected favourable impacts from improved equity markets and interest rates and gains from assumption changes driven by capital market movements. These were partially offset by negative impacts from basis risk and credit and swap spread movements. Non-capital market related assumption changes and management actions in the quarter resulted in a $111 million charge to income.

Second Quarter 2013
Operating net income from Continuing Operations was $431 million in the second quarter of 2013. Net income from Continuing Operations in the second quarter of 2013 reflected favourable impacts from interest rates and credit spread movements. These gains were partially offset by unfavourable impact of declines in assumed fixed income reinvestment rates in our insurance contract liabilities, and negative impacts of equity markets and swap spread movements. Positive impacts from credit, mortality and morbidity experience were partially offset by lapse and other policyholder behaviour and other experience factors.

First Quarter 2013
Operating net income from Continuing Operations of $448 million in the first quarter of 2013 reflected favourable impacts from equity markets, basis risk, interest rates and credit spread movements and increases in the fair value of real estate classified as investment properties, partially offset by negative impact from swap spread movements. Gains from investment activity on insurance contract liabilities and positive impacts from mortality, morbidity and credit experience were partially offset by unfavourable lapse and other policyholder behaviour and expense experience.

Fourth Quarter 2012
Operating net income from Continuing Operations of $333 million in the fourth quarter of 2012 reflected favourable impacts from equity markets and increases in the fair value of real estate classified as investment properties, offset

by declines in the fixed income reinvestment rates in our insurance contract liabilities that were driven by the continued low interest rate environment, and unfavourable impact from credit spread and swap spread movements. Investment activity on insurance contract liabilities and credit experience contributed positively, but were offset by unfavourable expense-related items, largely comprised of project-related, seasonal and non-recurring costs, as well as lapse and other policyholder behaviour experience.

Combined Operations
Third Quarter 2012
Operating net income of $401 million in the third quarter of 2012 reflected the positive impact of improved equity markets, partially offset by declines in the fixed income reinvestment rates in our insurance contract liabilities that were driven by the continued low interest rate environment and negative impact from credit spread movements.

Second Quarter 2012
The operating net income of $98 million in the second quarter of 2012 reflected the impact of weak macro economic conditions, in particular declining interest rates and equity markets. These losses were partially offset by the favourable impact of investment activity on insurance contract liabilities due to investment in higher yielding and longer dated debt securities, the positive impact from credit spread and swap spread movements and net realized gains on sales of AFS securities.

Investments

We had total general fund invested assets of $114.0 billion as at March 31, 2014, compared to $109.6 billion as at December 31, 2013. The increase in general fund invested assets of $4.4 billion was primarily a result of changes in fair value and foreign currency movement. The majority of our general fund is invested in medium- to long-term fixed income instruments, such as debt securities, mortgages and loans, with 85.1% of the general fund assets invested in cash and fixed income investments. Equity securities and investment properties represented 4.4% and 5.4% of the portfolio, respectively. The remaining 5.1% of the portfolio is comprised of policy loans, derivative assets and other invested assets.

The following table sets out the composition of our invested assets.[1]

($ millions)	March 31, 2014		December 31, 2013	
	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	6,075	5.3 %	7,636	7.0 %
Debt securities – FVTPL	47,468	41.6 %	43,662	39.7 %
Debt securities – AFS	12,299	10.8 %	11,151	10.2 %
Equity securities – FVTPL	4,197	3.7 %	4,342	4.0 %
Equity securities – AFS	831	0.7 %	852	0.8 %
Mortgages and loans	31,211	27.4 %	30,313	27.6 %
Derivative assets	978	0.9 %	948	0.9 %
Other invested assets	2,068	1.8 %	1,855	1.7 %
Policy loans	2,797	2.4 %	2,792	2.5 %
Investment properties	6,104	5.4 %	6,092	5.6 %
Total invested assets	114,028	100 %	109,643	100 %

[1] The invested asset values and ratios presented are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

Debt Securities

As at March 31, 2014, we held $59.8 billion of debt securities, which represented 52.4% of our overall investment portfolio. Debt securities with an investment grade of "A" or higher represented 67.0% of the total debt securities as at March 31, 2014, compared to 67.5% as at December 31, 2013. Debt securities rated "BBB" or higher represented 97.1% of total debt securities as at March 31, 2014, compared to 97.0% as at December 31, 2013.

Corporate debt securities that are not issued or guaranteed by sovereign, regional and municipal governments represented 66.5% of our total debt securities as at March 31, 2014, which is consistent with December 31, 2013.

Total government issued or guaranteed debt securities as at March 31, 2014 were $20.0 billion, compared to $18.4 billion as at December 31, 2013. Our exposure to debt securities to any single country does not exceed 1% of total assets on our Consolidated Statements of Financial Position as at March 31, 2014 with the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines. As outlined in the table below, we have an immaterial amount of direct exposure to Eurozone sovereign credits.

Debt Securities of Governments and Financial Institutions by Geography

($ millions)	March 31, 2014		December 31, 2013	
	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	13,239	1,921	11,893	1,740
United States	1,537	5,322	1,462	4,761
United Kingdom	2,146	1,855	2,000	1,652
Philippines	2,297	19	2,290	4
Eurozone				
France	18	105	17	85
Germany	156	48	151	46
Italy	1	1	1	—
Netherlands	3	501	3	478
Spain	—	177	—	74
Residual Eurozone[1]	—	13	—	13
Other[1]	606	1,417	556	1,234
Total	20,003	11,379	18,373	10,087

[1] $296 million of debt securities issued by financial institutions as at December 31, 2013 that were previously classified as Residual Eurozone have been reclassified to Other, and balances as at March 31, 2014 have been presented on a consistent basis.

Our gross unrealized losses as at March 31, 2014 for FVTPL and AFS debt securities were $0.64 billion and $0.06 billion, respectively, compared with $1.17 billion and $0.13 billion, respectively, as at December 31, 2013. Gross unrealized losses as at March 31, 2014 included $0.01 billion related to Eurozone sovereign and financial debt securities.

Our debt securities as at March 31, 2014 included $11.4 billion invested in the financial sector, representing approximately 19.0% of our total debt securities, or 10.0% of our total invested assets. This compares to $10.1 billion, or 18.4%, of the debt security portfolio as at December 31, 2013.

Our debt securities as at March 31, 2014 included $3.9 billion of asset-backed securities reported at fair value, representing approximately 6.5% of our debt securities, or 3.4% of our total invested assets. This was $0.3 billion higher than the level reported as at December 31, 2013.

Mortgages and Loans

Mortgages and loans disclosures in this section are presented at their carrying value on our Consolidated Statements of Financial Position. As at March 31, 2014, we had a total of $31.2 billion in mortgages and loans compared to $30.3 billion as at December 31, 2013. Our mortgage portfolio, which consists almost entirely of first mortgages, was $12.7 billion. Our loan portfolio, which consists of private placement assets, was $18.5 billion. The carrying value of mortgages and loans by geographic location is set out in the following table. The geographic location for mortgages is based on location of the property, while for loans it is based on the country of the creditor's parent.

Mortgages and Loans by Geography

($ millions)	March 31, 2014			December 31, 2013		
	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	7,508	11,655	19,163	7,539	11,296	18,835
United States	5,221	4,502	9,723	4,981	4,252	9,233
United Kingdom	1	519	520	7	504	511
Other	—	1,805	1,805	—	1,734	1,734
Total	12,730	18,481	31,211	12,527	17,786	30,313

As at March 31, 2014, our mortgage portfolio consisted mainly of commercial mortgages, spread across approximately 2,600 loans. Commercial mortgages include retail, office, multi-family, industrial and land properties. Our commercial portfolio has a weighted average loan-to-value ratio of approximately 55%. The estimated weighted average debt service coverage is 1.65 times, which is consistent with December 31, 2013. The Canada Mortgage and Housing Corporation insures 21.6% of the Canadian commercial mortgage portfolio.

In the United States, there continues to be strong demand from both tenants and capital sources for institutional quality properties located within core real estate markets. Lower quality properties in secondary and tertiary markets are beginning to show initial signs of improvement.

As at March 31, 2014, we held $18.5 billion of corporate loans, $0.7 billion higher than the balance reported as at December 31, 2013. In the current low interest rate environment, our strategy is to continue to focus our efforts on the origination of new private placement assets. Private placement assets provide diversification by type of loan, industry segment and borrower credit quality. The loan portfolio is comprised of senior secured and unsecured loans to large and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets and project finance loans in sectors such as power and infrastructure.

Mortgages and Loans Past Due or Impaired

| ($ millions) | March 31, 2014 | | | | | |
| | Gross carrying value | | | Allowance for losses | | |
	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	**12,613**	**18,461**	**31,074**	**—**	**—**	**—**
Past due:						
Past due less than 90 days	**21**	**—**	**21**	**—**	**—**	**—**
Past due 90 to 179 days	**—**	**—**	**—**	**—**	**—**	**—**
Past due 180 days or more	**—**	**—**	**—**	**—**	**—**	**—**
Impaired	**145**	**36**	**181**	**49** [1]	**16**	**65**
Total	**12,779**	**18,497**	**31,276**	**49**	**16**	**65**

| ($ millions) | December 31, 2013 | | | | | |
| | Gross carrying value | | | Allowance for losses | | |
	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	12,428	17,767	30,195	—	—	—
Past due:						
Past due less than 90 days	5	—	5	—	—	—
Past due 90 to 179 days	—	—	—	—	—	—
Past due 180 days or more	—	—	—	—	—	—
Impaired	141	35	176	47 [1]	16	63
Total	12,574	17,802	30,376	47	16	63

[1] Includes $25 million of sectoral provisions as at March 31, 2014 and $24 million of sectoral provisions as at December 31, 2013.

Impaired mortgages and loans, net of allowance for losses, amounted to $116 million as at March 31, 2014, $3 million higher than the December 31, 2013 level for these assets. The net carrying value of impaired mortgages amounted to $96 million as at March 31, 2014, $2 million higher than December 31, 2013. The majority of this net increase is related to foreign exchange fluctuations. The allowance for losses related to impaired mortgages amounted to $49 million as at March 31, 2014, $2 million higher than December 31, 2013. The sectoral provision related to mortgages included in the allowance for losses increased by $1 million to $25 million also due to foreign currency fluctuations. The majority of impaired mortgage loans are in the United States.

Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision disclosure reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at March 31, 2014 was $1,676 million compared to $1,564 million as at December 31, 2013. The increase of $112 million was primarily due to increases in the provision for assets purchased net of dispositions, increases in the fair value of assets supporting our insurance contract liabilities and foreign currency impacts due to the weakening of the Canadian dollar, partially offset by the release of provisions on fixed income assets supporting our insurance contract liabilities.

Derivative Financial Instruments

The values of our derivative instruments are set out in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

Derivative Instruments

($ millions)	March 31, 2014	December 31, 2013
Net fair value	(176)	9
Total notional amount	44,846	43,343
Credit equivalent amount	616	659
Risk-weighted credit equivalent amount	6	6

The total notional amount of derivatives in our portfolio increased to $44.8 billion as at March 31, 2014, from $43.3 billion at the end of 2013. This increase is attributable to an increase of $817 million in interest rate contracts, an increase of $499 million of currency contracts, an increase of $80 million in equity contracts and an increase of $107 million in other contracts. The net fair value of derivatives decreased to a liability position of $176 million as at March 31, 2014, from an asset of $9 million at the end of 2013. This decrease was primarily due to the depreciation of the Canadian dollar on our currency contract portfolio, partially offset by increases in fair value on our interest rate portfolio due to a decline in interest rates.

Capital Management

Our capital base consists mainly of common shareholders' equity, preferred shareholders' equity and subordinated debt. As at March 31, 2014, our total capital was $20.6 billion, up from $20.5 billion as at December 31, 2013. The increase in total capital was primarily the result of common shareholders' net income of $400 million, other comprehensive income of $372 million partially offset by common shareholders' dividends (net of the dividend reinvestment and share repurchase plan) of $198 million and the redemption of subordinated debt noted below.

The legal entity, SLF Inc. (the ultimate parent company) and its wholly owned holding companies had $1,492 million in cash and other liquid assets as at March 31, 2014 ($2,143 million as at December 31, 2013). The decrease in liquid assets held in SLF Inc. in the quarter was largely attributable to the redemption of $500 million of Series 2009-1 subordinated debentures noted below. Liquid assets as noted above, include cash and cash equivalents, short-term investments, and publicly traded securities, and exclude cash from short-term loans.

On March 31, 2014, we completed the redemption of all of our outstanding $500 million principal amount of Series 2009-1 subordinated unsecured 7.90% Fixed/Floating Debentures due 2019.

Today, SLF Inc. announced its intention to redeem all of its $250 million Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 6R on June 30, 2014.

Sun Life Assurance's MCCSR ratio was 221% as at March 31, 2014, compared to 219% as at December 31, 2013. MCCSR increased in the first quarter of 2014 as a result of strong earnings net of dividends to SLF Inc.

Risk Management

We use an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which we are exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk, liquidity risk and business risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.

Through our ongoing enterprise risk management procedures, we review the various risk factors identified in the framework and report to senior management and to the Risk Review Committee of the Board at least quarterly. Our enterprise risk management procedures and risk factors are described in our annual MD&A and AIF.

When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products, and includes Run-off reinsurance in our Corporate business segment.

Market Risk Sensitivities

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates (including credit and swap spreads) and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Consolidated Financial Statements.

The market value of our investments in fixed income and equity securities fluctuate based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases (decreases) with declining (rising) interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the initial unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

During the first quarter of 2014, we realized $57 million (pre-tax) in net gains on the sale and impairment of AFS assets. At March 31, 2014, the net unrealized gains or OCI position on AFS fixed income and equity assets was $249 million and $171 million, respectively, after-tax.

The following table sets out the estimated immediate impact or sensitivity of our net income from Continuing Operations, OCI and Sun Life Assurance's MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at March 31, 2014 and December 31, 2013.

Interest Rate and Equity Market Sensitivities

As at March 31, 2014[1]
($ millions, unless otherwise noted)

Interest rate sensitivity[2][7]	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income[3][7]	$ (250)	$ (100)	$ 50	$ 150
Potential impact on OCI[4]	$ 400	$ 200	$ (200)	$ (350)
Potential impact on MCCSR[5]	5% points decrease	2% points decrease	2% points increase	3% points increase
Equity markets sensitivity[6]	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income[3]	$ (250)	$ (100)	$ 50	$ 150
Potential impact on OCI[4]	$ (150)	$ (50)	$ 50	$ 150
Potential impact on MCCSR[5]	11% points decrease	4% points decrease	2% points increase	4% points increase

As at December 31, 2013[1]
($ millions, unless otherwise noted)

Interest rate sensitivity[2][7]	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income[3][7]	$ (300)	$ (100)	$ 100	$ 150
Potential impact on OCI[4]	$ 350	$ 200	$ (150)	$ (350)
Potential impact on MCCSR[5]	5% points decrease	2% points decrease	2% points increase	3% points increase
Equity markets sensitivity[6]	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income[3]	$ (250)	$ (100)	$ 50	$ 150
Potential impact on OCI[4]	$ (150)	$ (50)	$ 50	$ 150
Potential impact on MCCSR[5]	10% points decrease	4% points decrease	2% points increase	3% points increase

[1] Net income and OCI sensitivities have been rounded to the nearest $50 million.

[2] Represents a parallel shift in assumed interest rates across the entire yield curve as at March 31, 2014 and December 31, 2013. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

[3] The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at March 31, 2014 and December 31, 2013, and include new business added and product changes implemented prior to such dates.

[4] A portion of assets designated as AFS are required to support certain policyholder liabilities and any realized gains (losses) on these securities would result in a commensurate increase (decrease) in actuarial liabilities, with no net income impact in the reporting period.

[5] The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at March 31, 2014 and December 31, 2013. This excludes the impact on assets and liabilities that are in SLF Inc. but not included in Sun Life Assurance. MCCSR sensitivities reflect the impact of IAS 19 *Employee Benefits* and its phase-in impact on available capital.

[6] Represents the respective change across all equity markets as at March 31, 2014 and December 31, 2013. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

[7] The majority of interest rate sensitivity, after hedging, is attributed to individual insurance. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our shareholder net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our liability and asset valuations (including non-sovereign fixed income assets, including provincial governments, corporate bonds and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

Credit Spread Sensitivities ($ millions, after-tax)

Net income sensitivity[1]	50 basis point decrease	50 basis point increase
March 31, 2014	**(100)**	**100**
December 31, 2013	(100)	100

[1] In most instances, credit spreads are assumed to revert to long-term actuarial liability assumptions generally over a five-year period.

Swap Spread Sensitivities ($ millions, after-tax)

Net income sensitivity	20 basis point decrease	20 basis point increase
March 31, 2014	**50**	**(50)**
December 31, 2013	50	(50)

The spread sensitivities assume parallel shifts in the indicated spreads (i.e., equal shift across the entire spread term structure). Variations in realized spread changes based on different terms to maturity, geographies, asset class/derivative types, underlying interest rate movements and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates also exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

General Account Insurance and Annuity Products

Most of our expected sensitivity to interest rate risk is derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products are the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies, and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to significant reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. This exposure is hedged using both assets and derivative instruments. Interest rate derivatives used in the hedging strategy may include interest rate swaps and swaptions.

Segregated Fund Guarantees

Approximately one half of our expected sensitivity to equity market risk and a small amount of interest rate risk sensitivity is derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for the guarantees in respect of our segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided in our segregated fund businesses.

March 31, 2014

($ millions)	Fund value	Amount at risk[1]	Value of guarantees[2]	Insurance contract liabilities[3]
SLF Canada	13,236	185	11,188	7
SLF U.S.	5,005	214	4,944	60
Run-off reinsurance[4]	2,821	509	2,062	488
Total	21,062	908	18,194	555

December 31, 2013

($ millions)	Fund value	Amount at risk[1]	Value of guarantees[2]	Insurance contract liabilities[3]
SLF Canada	12,987	255	11,271	(20)
SLF U.S.	4,793	206	4,716	52
Run-off reinsurance[4]	2,792	482	2,018	442
Total	20,572	943	18,005	474

[1] The amount at risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The amount at risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.

[2] For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

[3] The insurance contract liabilities represent management's provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.

[4] The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

The movement of the items in the table above from December 31, 2013 to March 31, 2014 was primarily as a result of the following factors:

(i)   fund values increased due to favourable equity market movements and the weakening of the Canadian dollar against the U.S. dollar;
(ii)   the amount at risk decreased due to favourable equity market movements;
(iii)   the total value of guarantees increased mainly due to the weakening of the Canadian dollar and resets of policy benefits, partially offset by natural run-off of the block;
(iv)   insurance contract liabilities increased due to unfavourable interest rate movement and the weakening of the Canadian dollar, partially offset by favourable equity market movements.

Segregated Fund Hedging

We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the cost of interest rate and equity market-related volatility in providing for segregated fund guarantees. As at March 31, 2014, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our equity and interest rate exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and a portion of the policy fees as we are primarily focused on hedging the expected economic costs associated with providing these guarantees and we do not hedge the value of other fee streams that do not relate to costs of hedging.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and 10% and 25% decrease in equity markets for segregated fund contracts as at March 31, 2014 and December 31, 2013.

Impact of Segregated Fund Hedging

March 31, 2014

($ millions)	Changes in interest rates[3]		Changes in equity markets[4]	
Net income sensitivity[1][2]	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	**(150)**	**(300)**	**(200)**	**(500)**
Hedging impact	**150**	**300**	**150**	**400**
Net of hedging	—	—	**(50)**	**(100)**

December 31, 2013

($ millions)	Changes in interest rates[3]		Changes in equity markets[4]	
Net income sensitivity[1][2]	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(150)	(250)	(200)	(500)
Hedging impact	150	250	150	400
Net of hedging	—	—	(50)	(100)

[1] Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

[2] Net income sensitivities have been rounded to the nearest $50 million.

[3] Represents a parallel shift in assumed interest rates across the entire yield curve as at March 31, 2014. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

[4] Represents the change across all equity markets as at March 31, 2014. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Real Estate Risk

We are exposed to real estate risk arising from fluctuations in the value of, or future cash flows on, real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. An instantaneous 10% decrease in the value of our direct real estate investments as at March 31, 2014 would decrease net income by approximately $150 million ($150 million decrease as at December 31, 2013). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at March 31, 2014 would increase net income by approximately $150 million ($150 million increase as at December 31, 2013).

Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are forward-looking information. They are measures of our estimated net income and OCI for changes in interest rate and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The potential extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2013 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels and capital sensitivities to changes in interest rates and equity price levels. These sensitivities are also forward-looking statements and MCCSR ratio sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI and Sun Life Assurance's MCCSR ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at March 31, 2014 and December 31, 2013. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge assets and programs in place as at the December 31 calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at March 31, 2014 and December 31, 2013, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (for example, hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through International Swaps and Derivatives Association agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates and Risk Management sections in our annual MD&A and in the Risk Factors and Regulatory Matters sections in our AIF.

Legal and Regulatory Matters

Information concerning legal and regulatory matters is provided in our annual consolidated financial statements, annual MD&A and annual AIF for the year ended December 31, 2013.

Changes in Accounting Policies

We have adopted several new and amended IFRS standards in the current year. For additional information, refer to Note 2 in our interim consolidated financial statements.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company's internal control over financial reporting during the period beginning on January 1, 2014 and ended on March 31, 2014 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Reconciliation of Non-IFRS Financial Measures

Additional information on the use of non-IFRS measures, including the definition of operating net income (loss) and underlying net income (loss), is available in this document under the heading Use of Non-IFRS Financial Measures.

The following tables set out the amounts that were excluded from our operating net income (loss), underlying net income (loss), operating EPS and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures

($ millions, unless otherwise noted)	Q1'14	Q4'13	Q3'13	Q2'13	Q1'13
Net income from Continuing Operations	**400**	571	324	391	410
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	**5**	17	(2)	9	14
Fair value adjustments on share-based payment awards at MFS	**(51)**	(76)	(59)	(42)	(52)
Assumption changes and management actions related to the sale of our U.S. Annuity Business	**—**	(5)	(22)	—	—
Restructuring and other related costs	**(8)**	(7)	(15)	(7)	—
Operating net income (loss) from Continuing Operations	**454**	642	422	431	448
Market related impacts	**(26)**	37	57	47	51
Assumption changes and management actions	**40**	230	(83)	11	12
Underlying net income (loss) from Continuing Operations	**440**	375	448	373	385
Reported EPS from Continuing Operations (diluted) ($)	**0.65**	0.93	0.53	0.64	0.68
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting ($)	**0.01**	0.03	—	0.01	0.02
Fair value adjustments on share-based payment awards at MFS ($)	**(0.08)**	(0.12)	(0.10)	(0.07)	(0.09)
Assumption changes and management actions related to the sale of our U.S. Annuity Business	**—**	(0.01)	(0.04)	—	—
Restructuring and other related costs ($)	**(0.01)**	(0.01)	(0.02)	(0.01)	—
Impact of convertible securities on diluted EPS ($)	**(0.01)**	(0.01)	—	—	—
Operating EPS from Continuing Operations (diluted) ($)	**0.74**	1.05	0.69	0.71	0.75
Market related impacts ($)	**(0.04)**	0.06	0.09	0.07	0.09
Assumption changes and management actions ($)	**0.06**	0.38	(0.14)	0.02	0.02
Underlying EPS from Continuing Operations (diluted) ($)	**0.72**	0.61	0.74	0.62	0.64

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine operating ROE and underlying ROE, operating net income (loss) from Combined Operations and underlying net income (loss) from Combined Operations are divided by the total weighted average common shareholders' equity for the period, respectively.

Adjusted revenue. This measure excludes from revenue the impact of: (i) foreign exchange; (ii) fair value changes in FVTPL assets and liabilities; and (iii) reinsurance for the insured business in SLF Canada's GB operations. Adjusted revenue in prior disclosures removed from revenue net premiums from the life insurance business in SLF U.S. that was closed to new sales effective December 30, 2011. This adjustment has been removed this quarter and prior periods have been restated to reflect this change. This measure is an alternative measure of revenue that provides greater comparability across reporting periods.

($ millions)	Q1'14	Q4'13	Q3'13	Q2'13	Q1'13
Revenues	6,460	4,710	4,156	1,218	3,790
Adjustments					
Foreign exchange	226	98	71	33	—
Fair value changes in FVTPL assets and liabilities	1,620	(528)	(323)	(3,356)	(348)
Reinsurance in SLF Canada's GB operations	(1,161)	(1,102)	(1,099)	(1,090)	(1,140)
Adjusted revenue	5,775	6,242	5,507	5,631	5,278

Adjusted premiums and deposits. This measure excludes from premiums and deposits the impact of: (i) foreign exchange; and (ii) reinsurance for the insured business in SLF Canada's GB operations. Adjusted premiums and deposits in prior disclosures removed from total premiums and deposits net premiums from the life insurance business in SLF U.S. that was closed to new sales effective December 30, 2011. This adjustment has been removed this quarter and prior periods have been restated to reflect this change. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods.

($ millions)	Q1'14	Q4'13	Q3'13	Q2'13	Q1'13
Premiums and deposits	32,710	30,749	33,747	34,108	30,473
Adjustments					
Foreign exchange	2,225	948	739	397	—
Reinsurance in SLF Canada's GB operations	(1,161)	(1,102)	(1,099)	(1,090)	(1,140)
Adjusted premiums and deposits	31,646	30,903	34,107	34,801	31,613

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the underlying profitability of MFS, which excludes certain investment income and commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio, as they are offsetting in nature and have no impact on the underlying profitability of MFS.

Impact of foreign exchange. Several IFRS financial measures are adjusted to exclude the impact of currency fluctuations. These measures are calculated using the average currency and period end rates, as appropriate, in effect at the date of the comparative period.

Equity market, interest rate, credit spread, swap spread and real estate market sensitivities. Our equity market, interest rate, credit spread, swap spread and real estate market sensitivities are non-IFRS financial measures, for which there are no directly comparable measures under IFRS. It is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures on a forward-looking basis because we believe it is only possible to provide ranges of the assumptions used in determining those non-IFRS financial measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, life and health sales and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, the Office of the Superintendent of Financial Institutions.

Forward-Looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include (i) statements concerning the exposure draft issued by the Canadian Actuarial Standards Board and the impact of the low interest rate environment, (ii) statements relating to our strategies, (iii) statements that are predictive in nature or that depend upon or refer to future events or conditions, and (iv) statements that include words such as "aim", "anticipate", "assumption", "believe", "could", "estimate", "expect", "goal", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "initiatives", "strategy", "strive", "target", "will" and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings Actuarial Standards Update, Capital Management and Risk Management and in SLF Inc.'s 2013 AIF under the headings Risk Factors and the factors detailed in SLF Inc.'s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: economic uncertainty; credit risks related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, derivative counterparties, other financial institutions and other entities; the performance of equity markets; changes or volatility in interest rates or credit/swap spreads; changes in legislation and regulations including capital requirements and tax laws; risks in implementing business strategies; legal and regulatory proceedings, including inquiries and investigations; risks relating to the rate of mortality improvement; risks relating to policyholder behaviour; risks relating to mortality and morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; breaches or failure of information system security and privacy, including cyber terrorism; risks relating to our information technology infrastructure and Internet-enabled technology; risks relating to product design and pricing; the performance of the Company's investments and investment portfolios managed for clients such as segregated and mutual funds; risks relating to financial modelling errors; our dependence on third-party relationships including outsourcing arrangements; business continuity risks; the impact of higher-than-expected future expenses; the ability to attract and retain employees; market conditions that affect the Company's capital position or its ability to raise capital; risks related to liquidity; downgrades in financial strength or credit ratings; fluctuations in foreign currency exchange rate; the availability, cost and effectiveness of reinsurance; risks relating to real estate investments; risks relating to operations in Asia including the Company's joint ventures; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risk management; risks relating to estimates and judgments used in calculating taxes; the impact of mergers, acquisitions and divestitures; the impact of competition; risks relating to the closed block of business and risks relating to the environment, environmental laws and regulations and third-party policies.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

Earnings Conference Call

The Company's first quarter 2014 financial results will be reviewed at a conference call on Wednesday, May 7, 2014, at 1:00 p.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Q1 results from the "Investors" section on the home page 10 minutes prior to the start of the call. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until Q1 2015 period end. The conference call can also be accessed by phone by dialing 647-788-4901 (Toronto) or 1-877-201-0168 (Canada/U.S.).

Consolidated Statements of Operations

(unaudited, in millions of Canadian dollars except for per share amounts)	For the three months ended **March 31, 2014**	March 31, 2013
Revenue		
Premiums		
Gross	**$ 3,638**	$ 3,408
Less: Ceded	**1,410**	1,375
Net	**2,228**	2,033
Net investment income (loss):		
Interest and other investment income	**1,489**	1,237
Changes in fair value through profit or loss assets and liabilities	**1,620**	(348)
Net gains (losses) on available-for-sale assets	**57**	24
Net investment income (loss)	**3,166**	913
Fee income	**1,066**	844
Total revenue	**6,460**	3,790
Benefits and expenses		
Gross claims and benefits paid	**3,203**	2,911
Increase (decrease) in insurance contract liabilities	**2,229**	222
Decrease (increase) in reinsurance assets	**54**	(107)
Increase (decrease) in investment contract liabilities	**31**	16
Reinsurance expenses (recoveries)	**(1,325)**	(1,258)
Commissions	**440**	389
Net transfers to (from) segregated funds	**7**	(2)
Operating expenses	**1,123**	957
Premium taxes	**61**	57
Interest expense	**87**	87
Total benefits and expenses	**5,910**	3,272
Income (loss) before income taxes	**550**	518
Less: Income tax expense (benefit)	**117**	85
Total net income (loss) from continuing operations	**433**	433
Less: Net income (loss) attributable to participating policyholders	**4**	(6)
Shareholders' net income (loss) from continuing operations	**429**	439
Less: Preferred shareholders' dividends	**29**	29
Common shareholders' net income (loss) from continuing operations	**$ 400**	$ 410
Common shareholders' net income (loss) from discontinued operations	**$ —**	$ 103
Common shareholders' net income (loss)	**$ 400**	$ 513
Earnings (loss) per share		
Basic earnings (loss) per share from continuing operations	**$ 0.66**	$ 0.68
Basic earnings (loss) per share from discontinued operations	**$ —**	$ 0.17
Basic earnings (loss) per share	**$ 0.66**	$ 0.85
Diluted earnings (loss) per share from continuing operations	**$ 0.65**	$ 0.68
Diluted earnings (loss) per share from discontinued operations	**$ —**	$ 0.17
Diluted earnings (loss) per share	**$ 0.65**	$ 0.85

Consolidated Statements of Financial Position

(unaudited, in millions of Canadian dollars)	As at			
		March 31, 2014		December 31, 2013
Assets				
Cash, cash equivalents and short-term securities	$	6,075	$	7,636
Debt securities		59,767		54,813
Equity securities		5,028		5,194
Mortgages and loans		31,211		30,313
Derivative assets		978		948
Other invested assets		2,068		1,855
Policy loans		2,797		2,792
Investment properties		6,104		6,092
Invested assets		114,028		109,643
Other assets		3,582		3,270
Reinsurance assets		3,756		3,648
Deferred tax assets		1,210		1,303
Property and equipment		662		658
Intangible assets		876		866
Goodwill		4,057		4,002
Total general fund assets		128,171		123,390
Investments for account of segregated fund holders		80,054		76,141
Total assets	$	208,225	$	199,531
Liabilities and equity				
Liabilities				
Insurance contract liabilities	$	92,724	$	88,903
Investment contract liabilities		2,735		2,602
Derivative liabilities		1,154		939
Deferred tax liabilities		25		122
Other liabilities		8,823		8,218
Senior debentures		2,849		2,849
Subordinated debt		1,910		2,403
Total general fund liabilities		110,220		106,036
Insurance contracts for account of segregated fund holders		72,847		69,088
Investment contracts for account of segregated fund holders		7,207		7,053
Total liabilities	$	190,274	$	182,177
Equity				
Issued share capital and contributed surplus	$	10,941	$	10,902
Retained earnings and accumulated other comprehensive income		7,010		6,452
Total equity	$	17,951	$	17,354
Total liabilities and equity	$	208,225	$	199,531

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2014, the Sun Life Financial group of companies had total assets under management of $671 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Media Relations Contact:

Frank Switzer

Vice-President, Corporate Communications

Tel: 416-979-4086

frank.switzer@sunlife.com

Investor Relations Contact:

Phil Malek

Vice-President, Investor Relations

Tel: 416-979-4198

investor.relations@sunlife.com